Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Corus Entertainment announces fourth quarter and year end results

    <<
    -  Earnings per share of $0.50 for fourth quarter and $2.53 for fiscal 2007
    -  Combined Radio and Television revenues up 5% for fourth quarter and 6%
       for the fiscal year
    -  Segment profit of $241 million up 13% for fiscal 2007
    -  Increased segment profit guidance range to $255 - $265 million for fiscal 2008
    >>

    TORONTO, Oct. 25 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced fourth quarter and year end financial results today, led by continued revenue growth from its broadcasting businesses.

    "Corus had an exceptional year in fiscal 2007," said John Cassaday,
President and Chief Executive Officer, Corus Entertainment Inc. "Our share price increased by 26%, we increased our dividend by 16% and we bought back approximately 2% of our shares. These positive outcomes for our shareholders were due to the strength of our core businesses in Radio and Television."
Mr. Cassaday added, "As a result of our year end financial results and our outlook for next year, we are increasing our segment profit guidance range to
$255 - $265 million for fiscal 2008."

    Fourth Quarter Results
    ----------------------

    Consolidated revenues for the fourth quarter ended August 31, 2007 were
$187.2 million, up 1% from $185.0 million last year. Consolidated segment profit was $50.2 million, up 13% from $44.5 million last year. The fourth quarter of fiscal 2007 benefited from the reversal of an accrual of
$4.9 million related to certain regulatory fees. Net income for the quarter was $21.2 million ($0.50 basic and $0.49 diluted), compared to net income of
$46.6 million ($1.11 basic and $1.09 diluted) last year. Net income for the fourth quarter last year was positively impacted by approximately
$37.0 million in income tax rate changes and other income tax items.

    Corus Television contributed quarterly revenues of $104.2 million, up 8%
from $96.9 million last year, led by continued specialty advertising growth of
8% and subscriber revenue growth of 5%. Quarterly segment profit increased to
$35.5 million, up 3% from $34.5 million last year.

    Corus Radio revenues were $66.5 million, up marginally from $66.3 million last year. Segment profit was $19.7 million, up 24% from $15.8 million last year.

    Corus Content revenues were $17.7 million, down 28% from $24.5 million last year. Segment profit was $2.3 million, compared to $2.2 million last year.

    Fiscal 2007 Results
    -------------------

    Consolidated revenues for the year ended August 31, 2007 were
$768.7 million, up 6% from $726.3 million last year. Consolidated segment profit was $240.9 million, up 13% from $214.1 million last year. Net income for the year was $107.0 million ($2.53 basic and $2.47 diluted), compared to
$35.5 million ($0.84 basic and $0.82 diluted) last year. The prior year included a pre-tax debt refinancing loss of $132.0 million.

    Corus Television, led by specialty advertising growth of 12% and subscriber growth of 8%, contributed full year revenues of $436.3 million, up
9% from $401.9 million last year. Movie Central finished the year with
883,000 subscribers, an increase of 7% from the end of last year. Segment profit for the year increased to $182.4 million, up 10% from $165.3 million last year.

    Corus Radio revenues were $275.7 million for the year, up 3% from
$268.4 million last year. Segment profit was $77.5 million, up 13% from
$68.4 million last year.

    Corus Content revenues were $61.3 million, down 4% from $63.6 million last year. Segment profit for the year was $5.4 million, up from $4.5 million last year.

    "Corus had another excellent year," said Heather Shaw, Executive Chair,
Corus Entertainment Inc. "We accomplished several important initiatives that position us well for the future such as securing the Cosmopolitan Television license. In addition, we gained new FM radio stations in Kitchener, Winnipeg and several cities throughout the province of Quebec. We are also excited by our new international ventures with Kidsco and qubo."

    Corus has continued to purchase shares under its Normal Course Issuer Bid announced in fiscal 2006 and renewed in February 2007. In 2007, the Company purchased for cancellation 769,100 Class B Non-Voting Shares at an average price of $47.36 per share. In September 2007, a further 402,100 Class B
Non-Voting Shares were purchased and cancelled.

    Corus Entertainment Inc. reports in Canadian dollars.

    About Corus Entertainment Inc.

    Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse,
W Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

    The unaudited consolidated financial statements and accompanying notes for the year ended August 31, 2007 and Management's Discussion and Analysis
are available on the Company's website at
http://www.corusent.com/corporate/investor_information/press_releases.asp.

    A conference call with Corus senior management is scheduled for
October 25, 2007 at 2 p.m. ET / 1 p.m. CT / 12 p.m. MT / 11 a.m. PT. While
this call is directed at analysts and investors, members of the media are welcome to listen in. The dial-in number for the conference call is
1-866-904-6908 (North America) or 416-915-8329 (International). PowerPoint
slides for the call will be posted at 1:45 p.m. ET on October 25, 2007 and can be found on the Corus Entertainment website at:
http://www.corusent.com/corporate/investor_information/index.asp.

    This statement contains forward-looking information and should be read subject to the following cautionary language:

    To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of applicable securities laws. These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook and can generally be identified by the use of the words such as "believe", "anticipate",
"expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.
Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

    <<
                          CORUS ENTERTAINMENT INC.
                         CONSOLIDATED BALANCE SHEETS

                                                       As at           As at
    (unaudited)                                    August 31,      August 31,
    (in thousands of Canadian dollars)                  2007            2006
    -------------------------------------------------------------------------
    ASSETS
    Current
    Cash and cash equivalents                         33,347          43,636
    Accounts receivable                              151,380         142,934
    Prepaid expenses and other                        10,921           7,332
    Program and film rights                          125,068         104,723
    Future tax asset                                  13,518          14,535
    -------------------------------------------------------------------------
    Total current assets                             334,234         313,160
    -------------------------------------------------------------------------

    Tax credits receivable                            16,875          13,226
    Investments and other assets                      17,492          29,642
    Property, plant and equipment, net                78,342          78,417
    Program and film rights                           90,687          79,380
    Film investments                                  66,593          60,779
    Deferred charges                                   4,100           5,655
    Broadcast licenses                               532,812         505,212
    Goodwill                                         795,832         756,738
    -------------------------------------------------------------------------
                                                   1,936,967       1,842,209
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current
    Accounts payable and accrued liabilities         166,083         160,470
    Income taxes payable                               1,474           4,583
    -------------------------------------------------------------------------
    Total current liabilities                        167,557         165,053
    -------------------------------------------------------------------------

    Long-term debt                                   610,697         596,362
    Other long-term liabilities                       64,773          71,470
    Future tax liability                             102,851          80,447
    Non-controlling interest                          15,196          11,379
    -------------------------------------------------------------------------
    Total liabilities                                961,074         924,711
    -------------------------------------------------------------------------

    SHAREHOLDERS' EQUITY
    Share capital                                    882,244         870,563
    Contributed surplus                               10,250           6,878
    Retained earnings                                 95,568          51,585
    Cumulative translation adjustment                (12,169)        (11,528)
    Total shareholders' equity                       975,893         917,498
    -------------------------------------------------------------------------
                                                   1,936,967       1,842,209
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                          CORUS ENTERTAINMENT INC.
           CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

    (unaudited)
    (in thousands of              Three months ended     Twelve months ended
     Canadian dollars                  August 31,              August 31,
     except per share amounts)      2007        2006        2007        2006
    -------------------------------------------------------------------------
    Revenues                     187,204     184,979     768,743     726,270
    Direct cost of sales,
     general and
     administrative expenses     137,020     140,464     527,822     512,151
    Depreciation                   5,768       5,569      21,556      21,302
    Amortization                     300         566       1,555       2,872
    Interest expense               8,817       8,524      35,838      43,105
    Debt refinancing loss              -           -           -     131,951
    Other expense, net             2,563       8,274       9,800      11,667
    -------------------------------------------------------------------------
    Income before income taxes
     and non-controlling
     interest                     32,736      21,582     172,172       3,222
    Income tax expense
     (recovery)                   10,223     (25,933)     59,813     (36,005)
    Non-controlling interest       1,294         873       5,341       3,756
    -------------------------------------------------------------------------
    Net income for the period     21,219      46,642     107,018      35,471

    Retained earnings, beginning
     of period                    91,778      17,945      51,585      50,802
    Dividends                    (10,566)     (9,020)    (42,842)    (19,586)
    Share repurchase excess       (6,863)     (3,982)    (20,193)    (15,102)
    -------------------------------------------------------------------------
    Retained earnings, end of
     period                       95,568      51,585      95,568      51,585
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings per share

      Basic                        $0.50       $1.11       $2.53       $0.84
      Diluted                       0.49        1.09        2.47        0.82
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Weighted average number of
     shares outstanding
     (in thousands)
      Basic                       42,121      41,961      42,281      42,461
      Diluted                     43,098      42,901      43,328      43,247
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                          CORUS ENTERTAINMENT INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

    (unaudited)                   Three months ended     Twelve months ended
    (in thousands of                   August 31,              August 31,
     Canadian dollars)              2007        2006        2007        2006
    -------------------------------------------------------------------------
    OPERATING ACTIVITIES
    Net income for the period     21,219      46,642     107,018      35,471
    Add (deduct) non-cash items:
      Depreciation                 5,768       5,569      21,556      21,302
      Amortization of program
       and film rights            37,149      32,304     138,711     124,327
      Amortization of film
       investments                12,424      17,436      38,781      39,450
      Other amortization             300         566       1,555       2,872
      Future income taxes          3,337     (33,360)     16,295     (74,232)
      Non-controlling interest     1,294         873       5,341       3,756
      Stock-based compensation     3,026       5,586      13,066      12,137
      Debt refinancing loss            -           -           -     131,951
      Other                         (335)        477         849       3,078
    Net change in non-cash
     working capital balances
     related to operations         5,700      10,086     (27,810)     (9,898)
    Payment of program and film
     rights                      (41,145)    (31,616)   (156,220)   (134,751)
    Net additions to film
     investments                 (10,375)     (9,660)    (56,069)    (44,445)
    -------------------------------------------------------------------------
    Cash provided by operating
     activities                   38,362      44,903     103,073     111,018
    -------------------------------------------------------------------------

    INVESTING ACTIVITIES
    Additions to property,
     plant and equipment          (5,848)     (8,950)    (20,287)    (23,598)
    Business combinations        (18,047)          -     (64,692)          -
    Net proceeds from sale of
     other investments and
     assets                       19,782      (2,702)     20,679      15,943
    Decrease in public benefits
     associated with
     acquisitions                 (2,196)     (3,429)     (6,498)     (9,594)
    -------------------------------------------------------------------------
    Cash used in investing
     activities                   (6,309)    (15,081)    (70,798)    (17,249)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Increase (decrease) in bank
     loans                        (5,450)    (30,093)     14,388     592,687
    Notes repurchase and swap
     termination                       -         (88)       (634)   (727,829)
    Additions to deferred
     financing charges                 -           -           -      (6,000)
    Decrease in other long-term
     liabilities                    (204)       (165)       (676)       (648)
    Issuance of shares under
     stock option plan             1,237       1,945      26,915       5,981
    Shares repurchased           (12,042)     (9,387)    (36,422)    (36,789)
    Dividends paid               (10,599)     (4,195)    (44,845)    (10,547)
    Dividends paid to
     non-controlling interest          -           -      (1,524)     (5,304)
    Other                              -           -         234         230
    -------------------------------------------------------------------------
    Cash used in financing
     activities                  (27,058)    (41,983)    (42,564)   (188,219)
    -------------------------------------------------------------------------

    Net increase (decrease) in
     cash and cash  equivalents
     during the period             4,995     (12,161)    (10,289)    (94,450)
    Cash and cash equivalents,
     beginning of period          28,352      55,797      43,636     138,086
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                33,347      43,636      33,347      43,636
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                          CORUS ENTERTAINMENT INC.
                        BUSINESS SEGMENT INFORMATION

    Three months ended August 31, 2007
                                    Tele-                     Elimi-   Conso-
                          Radio   vision  Content Corporate nations  lidated
    -------------------------------------------------------------------------
    Revenues             66,544  104,219   17,653        -   (1,212) 187,204
    Direct cost of
     sales, general and
     administrative
     expenses            46,833   68,678   15,399    7,372   (1,262) 137,020
    -------------------------------------------------------------------------
    Segment profit       19,711   35,541    2,254   (7,372)      50   50,184
    Depreciation          1,856    2,566      161    1,185        -    5,768
    Amortization              -        -        -      300        -      300
    Interest expense          -        -        -    8,817        -    8,817
    Other expense, net    2,590      627      625   (1,279)       -    2,563
    -------------------------------------------------------------------------
    Income before income
     taxes and
     non-controlling
     interest            15,265   32,348    1,468  (16,395)      50   32,736
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Three months ended August 31, 2006
                                    Tele-                     Elimi-   Conso-
                          Radio   vision  Content Corporate nations  lidated
    -------------------------------------------------------------------------
    Revenues             66,287   96,873   24,546        -   (2,727) 184,979
    Direct cost of
     sales, general
     and administrative
     expenses            50,443   62,325   22,316    7,851   (2,471) 140,464
    -------------------------------------------------------------------------
    Segment profit       15,844   34,548    2,230   (7,851)    (256)  44,515
    Depreciation          1,734    2,852       63      920        -    5,569
    Amortization              -      266        -      300        -      566
    Interest expense          -        -        -    8,524        -    8,524
    Other expense, net       70      544    6,769      891        -    8,274
    -------------------------------------------------------------------------
    Income before income
     taxes and
     non-controlling
     interest            14,040  30,886    (4,602) (18,486)    (256)  21,582
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Twelve months ended August 31, 2007
                                    Tele-                     Elimi-   Conso-
                          Radio   vision  Content Corporate nations  lidated
    -------------------------------------------------------------------------
    Revenues            275,736  436,270   61,325        -   (4,588) 768,743
    Direct cost of
     sales, general
     and administrative
     expenses           198,201  253,822   55,883   24,844   (4,928) 527,822
    -------------------------------------------------------------------------
    Segment profit       77,535  182,448    5,442  (24,844)     340  240,921
    Depreciation          6,195   10,908      256    4,197        -   21,556
    Amortization              -      355        -    1,200        -    1,555
    Interest expense          -        -        -   35,838        -   35,838
    Other expense, net    3,911    6,156    2,876   (3,143)       -    9,800
    -------------------------------------------------------------------------
    Income before income
     taxes and
     non-controlling
     interest            67,429  165,029    2,310  (62,936)     340  172,172
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Twelve months ended August 31, 2006
                                    Tele-                     Elimi-   Conso-
                          Radio   vision  Content Corporate nations  lidated
    -------------------------------------------------------------------------
    Revenues            268,367  401,856   63,618         -  (7,571) 726,270
    Direct cost of
     sales, general
     and administrative
     expenses           200,015  236,563   59,118    23,998  (7,543) 512,151
    -------------------------------------------------------------------------
    Segment profit       68,352  165,293    4,500   (23,998)    (28) 214,119
    Depreciation          6,899   10,493      149     3,761       -   21,302
    Amortization              -    1,065        -     1,807       -    2,872
    Interest expense          -        -        -    43,105       -   43,105
    Debt refinancing loss     -        -        -   131,951       -  131,951
    Other expense, net    4,000      901    6,468       298       -   11,667
    -------------------------------------------------------------------------
    Income before income
     taxes and
     non-controlling
     interest            57,453  152,834   (2,117) (204,920)    (28)   3,222
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    %SEDAR: 00013131EF          %CIK: 0001100868

    /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
    (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 07:00e 25-OCT-07